                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               ELECTRIC CITY CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    284868106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            PETER R. VOGELSANG, ESQ.
                                 MORGAN STANLEY
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 761-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                              JOSHUA N. KORFF, ESQ.
                              KIRKLAND & ELLIS LLP
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800

                                DECEMBER 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

-------------------                                           ------------------
CUSIP No. 284868106                   13D                     Page 2 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Morgan Stanley
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

         Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

           NUMBER OF           7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY                  0
            OWNED BY           -------------------------------------------------
              EACH             8    SHARED VOTING POWER
           REPORTING
             PERSON                     3,972,451 (See Item 5)
              WITH             -------------------------------------------------
                               9    SOLE DISPOSITIVE POWER

                                        0
                               -------------------------------------------------
                               10   SHARED DISPOSITIVE POWER

                                        3,972,451 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,972,451 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.37% (See Items 4 and 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

         CO, IA
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 284868106                   13D                     Page 3 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                     Morgan Stanley Dean Witter Equity Funding, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

         Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

           NUMBER OF           7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY                  0
            OWNED BY           -------------------------------------------------
              EACH             8    SHARED VOTING POWER
           REPORTING
             PERSON                     3,773,828 (See Item 5)
              WITH             -------------------------------------------------
                               9    SOLE DISPOSITIVE POWER

                                        0
                               -------------------------------------------------
                               10   SHARED DISPOSITIVE POWER

                                        3,773,828 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,773,828 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9% (See Items 4 and 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 284868106                   13D                     Page 4 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Originators Investment Plan, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

         Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

           NUMBER OF           7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY                  0
            OWNED BY           -------------------------------------------------
              EACH             8    SHARED VOTING POWER
           REPORTING
             PERSON                     198,623 (See Item 5)
              WITH             -------------------------------------------------
                               9    SOLE DISPOSITIVE POWER

                                        0
                               -------------------------------------------------
                               10   SHARED DISPOSITIVE POWER

                                        198,623 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,623 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6% (See Items 4 and 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

         PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 284868106                   13D                     Page 5 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         MSDW OIP Investors, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

         Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

           NUMBER OF           7    SOLE VOTING POWER
             SHARES
          BENEFICIALLY                  0
            OWNED BY           -------------------------------------------------
              EACH             8    SHARED VOTING POWER
           REPORTING
             PERSON                     198,623 (See Item 5)
              WITH             -------------------------------------------------
                               9    SOLE DISPOSITIVE POWER

                                        0
                               -------------------------------------------------
                               10   SHARED DISPOSITIVE POWER

                                        198,623 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,623 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6% (See Items 4 and 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

                               Page 5 of 13 Pages

         This Amendment No. 1 ("Amendment") amends Schedule 13D filed on September 18, 2001 ("Schedule 13D") by each of the Reporting Persons (as defined in Item 2 of Schedule 13D).

         ITEM 2.     IDENTITY AND BACKGROUND.

         Immediately preceding the defined term "MSDW" in the first full paragraph of Item 2 "Morgan Stanley Dean Witter & Co." is hereby replaced with "Morgan Stanley".

         The definition of "Additional Investors" in the second full paragraph of Item 2 is hereby amended to add the following entities as of December 19, 2003:

         Augustine Fund LP, an Illinois limited partnership ("Augustine"), Technology Transformation Venture Fund, LP, a Delaware limited partnership ("TVF"), and John Donohue, an individual ("Donohue").

         ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is hereby amended and restated as follows:

         Equity Funding and Originators and EP Power Finance, L.L.C., Newcourt Capital USA Inc. and Duke Capital Partners, LLC (each of EP Power Finance, L.L.C., Newcourt Capital USA Inc. and Duke Capital Partners, LLC, are collectively the "Original Additional Investors") entered into the Securities Purchase Agreement, dated as of July 31, 2001 with the Company (the "Securities Purchase Agreement") to acquire certain classes of the Company's securities. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Under the terms of the Securities Purchase Agreement, Equity Funding and Originators collectively purchased $4,000,000 of the Company's securities as described more fully below.

         The funds for the purchase of securities purchased pursuant to the Securities Purchase Agreement by Equity Funding came from the working capital of Equity Funding. The funds for the purchase of securities purchased pursuant to the Securities Purchase Agreement by Originators, were contributed by the limited partners of Originators.

         The Reporting Persons are currently deemed to have beneficial ownership of the securities issued pursuant to the Securities Purchase Agreement (after giving effect to any dispositions pursuant to the SPA (as defined below) because Equity Funding and Originators directly own Common Stock or have the right to acquire Common Stock indirectly through the conversion of the Series A Preferred Stock or the exercise of the Common Stock Warrants, as applicable, within sixty days of the date hereof.

         It is anticipated that the exercise by Originators of the Common Stock Warrants will be done either on a net exercise basis or through additional capital contributions by Originators' limited partners. It is anticipated that the exercise by Equity Funding of the the Common Stock Warrants will be done either on a net exercise basis or by using the working capital of Equity Funding.

         Pursuant to the terms of the Securities Purchase Agreement, Equity Funding and Originators and the Original Additional Investors collectively purchased $16,000,000 in aggregate amount of the Company's Series A Preferred Stock, warrants to purchase Series A Preferred Stock, shares of the Common Stock and warrants to purchase Common Stock.

         Equity Funding purchased for $3,800,000 the following securities:

                               Page 6 of 13 Pages

         - 380,000 shares of Series A Preferred Stock;

         - warrants to purchase 95,000 shares of Preferred Stock at an initial exercise price of $10.00 per share;

         - 76,206 shares of Common Stock; and

         - warrants to purchase 712,500 shares of Common Stock at an initial exercise price of $1.00 per share.

         Originators purchased for $200,000 the following securities:

         - 20,000 shares of Series A Preferred Stock;

         - warrants to purchase 5,000 shares of Series A Preferred Stock at an initial exercise price of $10.00 per share;

         - 4,011 shares of Common Stock; and

         - warrants to purchase 37,500 shares of Common Stock at an initial exercise price of $1.00 per share.

         The Series A Preferred Stock became convertible beginning on November 6, 2001 into shares of Common Stock at the option of the holder as determined by dividing $10.00 by the conversion price, which has been initially set at $1.00, multiplied by each share of Series A Preferred Stock, subject to adjustments as set forth in the Securities Purchase Agreement. Each outstanding share of Series A Preferred Stock is entitled to dividends at a rate of 10% per year of its stated value, which is $10.00. The Company may pay dividends in cash or additional shares of Series A Preferred Stock until the first dividend payment that occurs after three years following the initial issuance of the Series A Preferred Stock. After that date, dividends must be paid in cash and the dividend rate increases 0.5% every six months to a maximum rate of 15% per year.

         As a result of share dividends to Equity Funding and Originators payable by the Company at the end of each quarter since the date of the Securities Purchase Agreement, Equity Funding has acquired an additional 102,060 shares of Series A Preferred Stock and Originators has acquired an additional 5,372 shares of Series A Preferred Stock.

         On August 31, 2002 all of the Preferred Stock Warrants held by Equity Funding and Originators expired in accordance with their terms and were not exercised.

         Equity Funding and Originators entered into a Securities Purchase Agreement, dated December 19, 2003, (the "SPA") attached hereto as Exhibit 12 with Augustine, TVF and Donohue. Pursuant to the SPA, on December 19, 2003, Equity Funding sold 104,500 shares of Series A Preferred Stock, 20,956 shares of Common Stock and 195,938 Common Stock Warrants to Augustine for an aggregate purchase price of $1,045,000; 23,750 shares of Series A Preferred Stock, 4,763 shares of Common Stock and 44,531 Common Stock Warrants to TVF for an aggregate purchase price of $237,500; and 23,750 shares of Series A Preferred Stock, 4,763 shares of Common Stock and 44,531 Common Stock Warrants to Donahue for an aggregate purchase price of $237,500.

         After giving effect to the expiration of the Preferred Stock Warrants, the dispositions described above and share dividends paid on the Series A Preferred Stock, Equity Funding directly beneficially owns 45,724 shares of Common Stock, 427,500 Common Stock Warrants and 330,060.40 shares of Series A Preferred Stock. Equity Funding directly beneficially owns no Preferred Stock Warrants.

         Pursuant to the SPA, on December 19, 2003, Originators sold 5,500 shares of Series A Preferred Stock, 1,102 shares of Common Stock and 10,312 Common Stock Warrants to Augustine for an aggregate purchase price of $55,000; 1,250 shares of Series A Preferred Stock, 251 shares of Common Stock and 2,344 Common Stock Warrants to TVF for an aggregate purchase price of $12,500; and 1,250

                               Page 7 of 13 Pages
shares of Series A Preferred Stock, 251 shares of Common Stock and 2,344 Common Stock Warrants to Donahue for an aggregate purchase price of $12,500.

         After giving effect to the dispositions described above and share dividends paid on the Series A Preferred Stock, Originators directly beneficially owns 2,407 shares of Common Stock, 22,500 Common Stock Warrants and 17,371.60 shares of Series A Preferred Stock. Originators directly beneficially owns no Preferred Stock Warrants.

         After giving effect to the dispositions pursuant to the SPA, dividends paid on the Series A Preferred Stock, based on the initial conversion ratio, Equity Funding and Originators have the right to acquire 3,728,104 and 196,216 shares of Common Stock, respectively, as a result of the exercise of the Common Stock Warrants and the conversion of the Series A Preferred Stock into Common Stock with 60 days of the date of this Amendment.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 4.     PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated as follows:

         This Amendment is being filed to report the dispositions by and share dividends paid to Equity Funding and Originators pursuant to the Securities Purchase Agreement and pursuant to the SPA. Each of the dispositions was made for cash and made in the ordinary course of the Equity Funding's and Originator's respective businesses.

         The Company's board of directors is currently comprised of twelve members. Equity Funding and Originators collectively have the right to elect one director of the Company. As of the date hereof Equity Funding and Originators have appointed Frederic F. Brace as an individual to serve on the Company's Board of Directors.

         Equity Funding and Originators expect to evaluate on a continuing basis their goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Equity Funding and Originators may
(1) convert the Series A Preferred Stock into Common Stock or (2) exercise the Common Stock warrants for investment purposes. Equity Funding and Originators may make additional purchases of the Company's Common Stock, Common Stock Warrants or Series A Preferred Stock. Equity Funding and Originators may, subject to the Investor Rights Agreement and the Stock Trading Agreement (defined below), from time to time sell all or a portion of the Common Stock, Common Stock Warrants or Series A Preferred Stock that they hold either in private placements, in the open market pursuant to Rule 144, to the extent such rule is available for such sales, or otherwise in conformance with the federal securities laws. Equity Funding and Originators are presently evaluating further dispositions of their respective holdings of Common Stock, Series A Preferred Stock and Common Stock Warrants through private placements which may take place in the near future, however, neither Equity Funding nor Originators is obligated to make any such dispositions as of the date hereof.

         Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                               Page 8 of 13 Pages

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is hereby amended and restated as follows:

         (a) As of the date hereof, the Reporting Persons beneficially own (or are deemed solely for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own) directly or indirectly, an aggregate of 3,972,451 shares of Common Stock, or approximately 10.37% of the Common Stock outstanding on December 31, 2003 (including the number of shares of Common Stock that the Reporting Persons have the right to acquire within 60 days of the date hereof).

         (b) Assuming full exercise and conversion, as appropriate, of the securities issued to Equity Funding and Originators under the Securities Purchase Agreement and after giving effect to any dispositions pursuant to the SPA, MSDW may be deemed to have shared voting and dispositive power with respect to the Common Stock, as well as the Common Stock which may be obtained upon conversion of the Series A Preferred Stock and the Common Stock Warrants owned by Equity Funding and Originators. Assuming full exercise and conversion, as appropriate, of the securities issued to Originators under the Securities Purchase Agreement and after giving effect to any dispositions pursuant to the SPA, OIP may be deemed to have shared voting and dispositive power with respect to the

                               Page 9 of 13 Pages

                  Common Stock, as well as the Common Stock which may be obtained upon conversion of the Series A Preferred Stock and the Common Stock Warrants owned by Originators.

                  The Reporting Persons disclaim beneficial ownership any of the shares of Common Stock beneficially owned by the Additional Investors. The filing of the Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Common Stock beneficially owned by the Additional Investors or that the Reporting Persons and any of such Additional Investors constitute such a person or group. The Reporting Persons are not responsible for the accuracy of any information filed by any of the Additional Investors.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (including both those owned directly and those obtainable upon conversion shares of Series A Preferred Stock and exercise of the Common Stock Warrants) of the Company reported by this statement.

         (e)      Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of Schedule 13D is hereby amended and restated as follows:

         In connection with the SPA, on December 19, 2003 each of Augustine, TVF and Donahue, entered into joinder agreements whereby they each became party to and became bound by the Investor Rights Agreement, the Stockholders Agreement and the Stock Trading Agreement (each as defined below).

         Pursuant to the terms of the Series A Preferred Stock, Equity Funding and Originators and the Additional Investors have the right to elect four directors of the twelve-member board of directors, subject to decrease depending on the number of shares of Series A Preferred Stock outstanding. As of the date hereof, Equity Funding and the Originators have the right to appoint one of the four Series A Preferred Stock directors. Frederic F. Brace has been selected by the Equity Funding and Originators as an individual to serve on the Company's Board of Directors. Depending on the number of shares of Series A Preferred Stock outstanding, the holders will also have special approval rights to approve certain matters in which the Company proposes to engage.

         In connection with the Securities Purchase Agreement, the Company entered into certain ancillary agreements -- the Investor Rights Agreement, the Stockholders Agreement and the Stock Trading Agreement. Under the terms of the Investor Rights Agreement, dated as of July 31, 2001 (the "Investor Rights Agreement"), which became effective on September 7, 2001, Equity Funding and Originators and the Additional Investors have the right to require the Company to register the shares of Common Stock received directly or indirectly pursuant to the Securities Purchase Agreement. The Additional Investors and Equity Funding and Originators, collectively, have the right to demand an aggregate of four registrations, each representing at least $5 million of market value.

         The Additional Investors and Equity Funding and Originators are also entitled to customary "piggyback" registration rights. Under the Investors Rights Agreement, the investors and Equity Funding

                               Page 10 of 13 Pages
and Originators have a right of first offer with respect to future sales by the Company of their capital stock to permit such parties to maintain their percentage ownership interests.

         On July 31, 2001, the Original Additional Investors and the Company entered into the Stockholders Agreement (the "Stockholders Agreement"), which became effective on September 7, 2001. Under the Stockholders Agreement, each investor (with Equity Funding and Originators collectively counted as one investor) has the right to designate one member to the Board of Directors and to have a representative attend all meetings of the Board of Directors as a board observer so long as it holds at least 200,000 shares of Series A Preferred Stock. Additionally, the Additional Investors and the Company have agreed that for so long as an additional investor owns at least 2,000,000 shares of Common Stock, subject to adjustments, a representative of such investor is entitled to attend all meetings of the Board of Directors as an observer if such investor does not have a designated board member. Each investor also agrees that if it converts more than 50% of the Series A Preferred Stock it purchases under the Securities Purchase Agreement, it will, at the request of the Company, convert the remainder of its Series A Preferred Stock.

         On July 31, 2001, the Original Additional Investors, Equity Funding and Originators and certain officers of the Company entered into the Stock Trading Agreement (the "Stock Trading Agreement") that limits their ability to sell Common Stock into the public market. The Stock Trading Agreement became effective on September 7, 2001. The parties to the Stock Trading Agreement may not sell their shares of Common Stock until the Company has completed a qualified primary offering, as set forth in the Stock Trading Agreement, without complying with the sale restrictions set forth in such agreement. If the Company does not complete a qualified public offering within 18 months after the closing of the Securities Purchase Agreement, the parties may sell their shares subject to certain trading volume and block sale limitations set forth in the Stock Trading Agreement.

         Each party to the Stock Trading Agreement and the Company has a right of first offer if any other party to the Stock Trading Agreement intends to sell its shares in a private transaction. The Stock Trading Agreement will terminate September 7, 2004. However, if a qualified primary offering is completed within three years after the Stock Trading Agreement becomes effective, the Stock Trading Agreement will terminate 18 months after the completion of the qualified primary offering.

         Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement.*

         2.       Officers and Directors of Morgan Stanley*

         3.       Officers and Directors of MSDW OIP Investors, Inc.*

         4.       Officers and Directors of Morgan Stanley*

         5. Secretary's Certificate confirming power of Peter R. Vogelsang to sign on behalf of Morgan Stanley.*

                               Page 11 of 13 Pages

         6. Securities Purchase Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital USA Inc., Duke Capital Partners, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P. and EP Power Finance, L.L.C.**

         7. Investor Rights Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

         8. Stockholders Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

         9. Stock Trading Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital Securities, Inc., Newcourt Capital USA Inc., EP Power Finance, L.L.C., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Duke Capital Partners, LLC and each of the Members of Management of Electric City Corp.**

         10. Form of Warrant Certificate to Purchase Shares of Common Stock, Par Value $0.0001 Per Share, of Electric City Corp. (incorporated by reference to Exhibit E to Exhibit 6 hereto).***

         11. Form of Warrant Certificate to Purchase Shares of Series A Preferred Stock, Par Value $0.01 Per Share, of Electric City Corp. (incorporated by reference to Exhibit D to Exhibit 6 hereto).***

         12. Securities Purchase Agreement dated as of December 19, 2003 by and among Morgan Stanley Dean Witter Equity Funding, Inc., a Delaware corporation, Originators Investment Plan, L.P., a Delaware limited partnership, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         13. Joinder to Investor Rights Agreement dated as of December 19, 2003 by and among Electric City Corp., a Delaware corporation, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         14. Joinder to Stock Trading Agreement dated as of December 19, 2003 by and among Electric City Corp., a Delaware corporation, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         15. Joinder To Stockholders Agreement dated as of December 19, 2003 by and among Electric City Corp., a Delaware corporation, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         *        Filed herewith.

         ** Filed as an Exhibit by the Company in its Quarterly Statement on Form 10-QSB filed on August 13, 2001.

         ***      Previously filed with Schedule 13D.

                               Page 12 of 13 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2004

                                          MORGAN STANLEY

                                          By: /s/Peter R. Vogelsang
                                              ----------------------------------
                                          Name: Peter R. Vogelsang
                                          Its: Authorized Signatory

                                          MORGAN STANLEY DEAN WITTER EQUITY
                                          FUNDING, INC.

                                          By: /s/ James T. Keane
                                              ----------------------------------
                                          Name: James T. Keane
                                          Its: Vice President

                                          MSDW OIP INVESTORS, INC.

                                          By: /s/ James T. Keane
                                              ----------------------------------
                                          Name: James T. Keane
                                          Its: Vice President

                                          ORIGINATORS INVESTMENT PLAN, L.P.

                                          BY MSDW OIP INVESTORS, INC. AS GENERAL
                                          PARTNER

                                          By: /s/ James T. Keane
                                              ----------------------------------
                                          Name: James T. Keane
                                          Its: Vice President

                               Page 13 of 13 Pages